

Mail Stop 7010

July 6, 2007

By U.S. Mail and Facsimile

Mr. Frank T. Kane
Chief Financial Officer
Chromcraft Revington, Inc.
1330 Win Hentschel Blvd.
Suite 250
West Lafayette, IN 47906

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-13970**

Dear Mr. Kane:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1 – Revenue Recognition, page F-6

1.   Please confirm and disclose in your future filings that your revenue recognition policy is in accordance with SAB Topic 13A.

Note 10 – Other Long-Term Liabilities, page F-13

2.   We note your reference to an environmental consultant who has provided information to you on which you have based your liability. Since your Form 10-K is incorporated by reference into your Form S-8 (#33-48728), you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-8 in accordance with Section 436(b) of Regulation C.

3.   You state that the amount of actual costs incurred for your environmental remediation costs could differ materially from your estimate. In this regard, please tell us whether it is reasonably possible that you will incur material environmental remediation costs in excess of amounts accrued. If additional material losses are reasonably possible, tell us, and revise future filings to disclose, the range of reasonable possible additional losses.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief